Exhibit 12

General Dynamics Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	2014	2013	2012	2011	2010
Pre-tax Earnings plus Fixed Charges	$4,000	$3,814	$738	$3,888	$3,961

Fixed Charges:
Interest Expense	$103	$103	$168	$155	$167
Interest Element of Rent Expense	$95	$100	$97	$94	$88

Total Fixed Charges	$198	$203	$265	$249	$255

Ratio of Earnings to Fixed Charges	20.2	18.8	2.8	15.6	15.6